Exhibit 99.6

Bijzondere en Buitengewone Algemene Vergaderingen van 26 juli 2016 Special and Extraordinary Shareholders’ Meetings of 26 July 2016

Kennisgeving van deelname

(enkel te gebruiken door houders van aandelen op naam en

houders van warrants op naam)

De ondergetekende:

Notification of participation

(to be used by holders of registered shares and holders of

registered warrants only)

The undersigned:

(Naam en adres / Name and address)

heeft kennis genomen van de Bijzondere en Buitengewone Algemene Vergaderingen van Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”), die zullen worden gehouden op dinsdag 26 juli 2016 om 14 uur in de kantoren van notaris Matthieu Derynck (Van Halteren, Geassocieerde notarissen, De Lignestraat 13, 1000 Brussel),

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om aan deze Algemene Vergaderingen deel te nemen,

met de volgende effecten:

has taken notice of the Special and Extraordinary Shareholders’ Meetings of Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”), to be held on Tuesday 26 July 2016 at 2:00 p.m. (CET) at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels),

and hereby notifies the Company of his/her/its intention to participate in these Shareholders’ Meetings,

with the following securities:

	aandelen op naam; en/of		registered shares, and/or
(Aantal)		(Number)

	warrants van de Vennootschap.		warrants of the Company.
(Aantal)		(Number)

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 20 juli 2016 toe te komen op de zetel van Galapagos NV, per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

Aandeelhouders die wensen deel te nemen of zich te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden omschreven in de oproeping tot de Algemene Vergaderingen.

The signed notification must be received at the latest on 20 July 2016 at the registered office of Galapagos NV by e- mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to attend or to be represented by proxy must also comply with the admission conditions as described in the convening notice to the Shareholders’ Meetings.

Galapagos NV | Kennisgeving van deelname, 26 juli 2016 | Attendance notification, 26 July 2016	P. 1 | 1